

October 1, 2012

<u>Via E-Mail</u>
Mr. Brian Lee
Chief Financial Officer
Scorpio Tankers, Inc.
9, Boulevard Charles III
Monaco, 98000

      Re: Scorpio Tankers, Inc.
                Form 20-F for the Year Ended December 31, 2011
                Filed March 23, 2012
                File No. 001-34677

Dear Mr. Lee:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Linda Cvrkel

                Linda Cvrkel
                Branch Chief